Exhibit 7.6

COMMON STOCK PURCHASE AGREEMENT

This Common Stock Purchase Agreement (“Agreement”) is made on this 31st day of December, 2021 (“Effective transaction date”) by and among Futuris Company, a Wyoming corporation (the “Purchaser”), with its principal place of business at 22 Baltimore Road, Rockville, MD 20850and Cassandra J. Rogers (the “Seller”). Purchaser and Seller may be referred to collectively as the “Parties”, or if referring to any of them individually, as a “Party.”

WHEREAS, Seller owns one hundred percent (100%) of the common stock of CADAN Corporation, a corporation organized under the laws of the State of Minnesota (such corporation, the “Company”; such common stock, the “Common Stock”);

WHEREAS, Purchaser desires to purchase all of the Common Stock of the Company from the Seller, pursuant to this Agreement;

NOW THEREFORE, in consideration of the mutual promises, covenants and representations contained herein, the Parties hereby agree as follows:

PURCHASE OF COMMON STOCK

1.	Acquisition. Upon the terms and subject to the conditions contained herein, on the Closing Date, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all of such Seller’s right, title, ownership and interest in and to all of Seller’s Common Stock in the Company.

2.	Consideration. The purchase price for the Common Stock (the “Purchase Price”) shall be as follows:

2.1.	At Closing, Purchaser shall pay to Seller the sum of Two million Seven Hundred and Fifty Thousand dollars ($2,750,000).

2.2.	At Closing, Purchaser shall execute the promissory note set forth hereto as Exhibit A in the principal amount of one million and thirteen thousand dollars ($1,013,000) (the “Note”).

2.3.	At Closing, Purchaser shall issue to Seller a number of shares of Purchaser’s common stock equal to $625,000 divided by the prior day’s closing price which is 0.22c. Any fractional shares shall be rounded up the nearest whole number.

3.	Closing. Subject to satisfaction of the conditions set forth in Section 24, the closing of the transactions contemplated hereby (the “Closing”) will take place on December 31, 2021 (the “Closing Date”) via the exchange of executed versions of this Agreement and the other documents set forth below.

a.	At the Closing, Seller shall deliver (or cause to be delivered) to Buyer:

(i)	an executed version of this Agreement;

(ii)	a release or pay-off letter (or other documentation acceptable to Purchaser) reflecting the satisfaction in full of all amounts due under existing lines of credit of the Company;

(iii)	such other documents as Purchaser shall reasonably request; and

(iv)	such other documents as required by this Agreement.

b.	Purchaser will deliver (or cause to be delivered) to Seller:

(i)	the Purchase Price;

(ii)	an executed version of the Note;

(iii)	an executed version of the employment agreements set forth hereto as Exhibits B, C, D, and E;

(iv)	an executed version of the Put Option Agreement set forth hereto as Exhibit F;

(v)	such other documents as Seller shall reasonably request; and

(vi)	such other documents as required by this Agreement.

c.	Within thirty (30) calendar days after Closing, Buyer will take all steps necessary to remove and release Sellers from any personal guaranties related to any credit cards or accounts associated with the Company.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Purchaser represents and warrants to Seller the following:

4.	Organization. The Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the state of Wyoming and authorized to do business in Maryland and has all necessary corporate powers to own properties and carry on its business. All actions taken by the directors and officers of Purchaser have been valid and in accordance with all applicable laws.

5.	Full Disclosure. None of the representations and warranties made in this Agreement by the Purchaser, or on its behalf, contains or will contain any untrue statement of a material fact or omit any material fact the omission of which would be misleading.

6.	Litigation. The Purchaser is not a party to any suit, action, arbitration, or legal, administrative, or other proceeding or pending governmental investigation. To the best of Purchaser’s knowledge, there is no basis for any such action or proceeding, and no such action or proceeding is threatened against the Purchaser. The Purchaser is not subject to, or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

7.	Authority. The Purchaser represents that it has full power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the Purchaser, and upon the execution and delivery by Seller of this Agreement and the performance by Seller of its obligations herein, will constitute, a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by bankruptcy or insolvency laws or other laws affecting enforcement of creditors’ rights or by general principles of equity.

8.	No Oral Representations. No oral or written representations have been made other than as stated, or in addition to those stated, in this Agreement, and the Purchaser is not relying on any oral statements made by Seller, or any of Seller’s representatives or affiliates, in purchasing the Common Stock.

9.	Truth of Representations. All of Purchaser’s representations set forth above shall be true as of the Closing and shall survive the Closing.

REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller represents and warrants to the Purchaser the following:

10.	Organization. The Company is a Minnesota corporation duly organized, validly existing, and in good standing under the laws of Minnesota and has all necessary corporate powers to own properties and carry on its business. All actions taken by the directors and officers of the Company have been valid and in accordance with all applicable laws.

11.	Capital.

a.	The Company is authorized to issue up to 10,000,000 shares of common stock. The total number of currently issued authorized capital stock of the Company consists of 1,140,000 shares of common stock with a par value of $0.01. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to (or has been issued in violation of) pre-emptive rights. As of the date hereof, there are no outstanding options, warrants or other rights to acquire capital stock from the Company. There are no shareholder agreements, voting trusts, proxies or other agreements or understandings to which the Company or the Seller is a party or by which they are bound relating to the voting of any shares of the capital stock of the Company. All outstanding shares of the Company’s capital stock were issued in compliance with all applicable federal and state securities laws.

b.	No bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which stockholders may vote, are issued or outstanding.

c.	At the time of this Agreement, the Company has 105,000 stock options outstanding, but all of those options will be terminated on or before the Closing Date. Other than that, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company.

d.	Seller has not granted any right of first refusal to any person with respect to the Common Stock or any other security of the Company.

e.	The Common Stock represents one hundred percent (100%) of the issued and outstanding common stock of the Company. The Company’s common stock is the only class of capital stock of the Company issued and outstanding.

12.	Authority; No Conflicts.

a.	Seller has full power, authority and capacity to sell, transfer and deliver the Common Stock to Buyer pursuant to this Agreement and has full power, authority and capacity to enter into and perform Seller’s commitments under this Agreement and each of the other documents to be executed and delivered by Seller in connection with this Agreement. This Agreement has been duly executed and delivered by the Seller and, assuming that this Agreement constitutes a valid and binding agreement of Purchaser, constitutes a valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

b.	The execution and delivery of this Agreement by the Seller does not, and the consummation by the Seller of this Agreement and the other transactions contemplated hereby will not, conflict with, or result in a violation pursuant to: (A) any provision of the Articles of Incorporation or bylaws of the Company or (B) any loan or credit agreement, note, mortgage, bond, deed of trust, indenture, lease, benefit plan or other agreement, understanding, contract, obligation, instrument, permit, concession, franchise, custodianship, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or its properties or assets. The execution, delivery and performance of and compliance with this Agreement and the and sale of the Common Stock will not result in the creation of any mortgage, pledge, lien, encumbrance or change upon any of the properties or assets of the Company pursuant to any such term.

c.	No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental entity or expiry of any related waiting period is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation of the other transactions contemplated hereby, and such consents, approvals, orders, authorizations, registrations, declarations and filings and expiry of waiting periods the failure of which to make or obtain or expire would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. “Material Adverse Effect” means any material adverse effect on the business, operations, assets, financial condition or prospects of the Company, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements or instruments to be entered into in connection herewith.

13.	Financial Statements.

a.	The Company has furnished Purchaser with copies of the financial statements of the Company as requested by Purchaser. All such financial statements are complete and correct and were prepared, to the knowledge of Seller, in accordance with generally accepted accounting principles of the United States (“GAAP”), consistently applied throughout the periods indicated, and have been prepared in accordance with the books and records of the Company, and present fairly the financial position of the Company at such dates and the results of its operations and cash flows for the periods then ended, subject to such inaccuracies, if any, which are not material in nature or amount. The financial statements of the Company provided to Purchaser pursuant to this Section are referred to herein as the “Company Financial Statements.”

b.	There are no liabilities of or against the Company of any nature (accrued, absolute or contingent, unasserted, known or unknown, or otherwise), except: (i) as and to the extent reflected or reserved against the Company Financial Statements; (ii) those that are individually, or in the aggregate, not material and were incurred since November 1, 2021 in the ordinary course of business consistent with prior practice. All assets of the Company are owned by the Company free and clear of all liens encumbrances and claims or charges of any kind or nature whatsoever.

14.	Brokers or Finders. Seller has engaged The Firm Advisors, LLC (“The Firm”), a Nebraska limited liability company, to serve as finder and advisor regarding the sale of the Company, and Seller is solely responsible for payment of The Firm’s fees in relation to this transaction. No other agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of the Company.

15.	Litigation; Compliance with Laws.

a.	There is no suit, action, investigation or proceeding pending or, to the knowledge of Seller, threatened, against or affecting the Company, nor is there any judgment, decree, injunction, rule or order of any governmental entity or arbitrator outstanding against the Company.

b.	The Company holds all permits, licenses, variances, exemptions, orders and approvals of all governmental entities necessary for the operation of the business of the Company (the “Company Permits”). The Company is in compliance with the terms of the Company Permits. The business of the Company is not being conducted in violation of, and neither the Company nor the Seller have received any notices of violations with respect to, any law, ordinance or regulation of any governmental entity. The Company has filed all schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that it was required to file with any governmental entity, including state health and regulatory authorities (“Company Regulatory Filings”) and any applicable federal regulatory authorities, and has timely paid all Taxes, fees and assessments due and payable in connection with the Company Regulatory Filings. All such Company Regulatory Filings complied in all respects with applicable law.

16.	Absence of Certain Changes or Events; Certain Agreements Affected by Agreement.

a.	Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, since January 1, 2021, (i) the Company has conducted its business only in the ordinary course consistent with past practice, (ii) there has not been any change, circumstance or event which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (iii) there has not been any action taken by the Company during the period from January 1, 2021 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Closing without the consent of Purchaser, would constitute a breach.

b.	Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (i) result in any material payment (including, without limitation, any severance, unemployment compensation, golden parachute or bonus payment) becoming due to any director, officer, stockholder, agent or employee of the Company or any other third party, (ii) materially increase any benefits otherwise payable by the Company to its officers, directors, stockholders or employees, (iii) result in the acceleration of the time of payment or vesting of any such benefits or (iv) breach, cause an event of default or give any third party any rights against the Company.

c.	Since December 15, 2021, the Company has not declared or paid any dividend on its stock or made any distributions.

17.	Taxes.

a.	“Taxes” means all federal, state, county, local, and other taxes, withholding, employment, unemployment compensation, payroll-related and property taxes, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, relating to the Company with respect to any period or arising out of the transaction contemplated hereby.

b.	The Company (A) has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material tax returns required to be filed by it and all such filed material tax returns are complete and accurate in all material respects; (B) has paid all Taxes that are due and payable (whether or not shown as due and payable on such filed tax returns) or that the Company is obligated to pay without the filing of a tax return; (C) has paid all other assessments received to date in respect of Taxes other than those being contested in good faith for which provision has been made in accordance with GAAP, (D) has withheld from amounts owing to any employee, creditor or other person all Taxes required by law to be withheld and have paid over to the proper governmental authority in a timely manner all such withheld amounts to the extent due and payable; (E) has not waived any applicable statute of limitations with respect to United States federal or state income or franchise Taxes and has not otherwise agreed to any extension of time with respect to a United States federal or state income or franchise Tax assessment or deficiency; (F) has never been a member of any consolidated group for United States federal income tax purposes, and (G) is not a party to any tax sharing agreement or arrangement other than with each other and does not have any liability for the Taxes of any other person. In addition, (i) no liens for Taxes exist with respect to any of the assets or properties of the Company, except for statutory liens for Taxes not yet due or payable or that are being contested in good faith, (ii) the Company has made available to Purchaser true, correct and complete copies of all material federal, state and local tax returns filed by the Company on which the statute of limitations has not expired, (iii) the Company has not been a party to a Section 355 transaction that could give rise to a Tax liability pursuant to Section 355(e) of the Internal Revenue Code of 1986, as amended, and (iv) the income tax returns of the Company have been examined by and settled with (or received a “no change” letter from) the Internal Revenue Service (or the applicable statute of limitations has expired) for all years through 2020, and all material assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid. There are (i) not being conducted or threatened in writing any material audits, examinations, investigations, litigation, or other proceedings in respect of Taxes of the Company; (ii) no written notice of any audits, examinations, investigations, litigation or other proceedings from any Taxing authority has been received by the Company with respect to a material amount of Taxes; (iii) the Company has no material deferred gains created by any other transaction, or has any material excess loss accounts; and (iv) no written claims that could give rise to material Taxes has been made by a taxing authority in a jurisdiction where the Company does not file tax returns that the Company are or may be subject to taxation in that jurisdiction. The Seller has made available to Purchaser correct and complete copies of any audit report issued relating to income or franchise Taxes of the Company with respect to which the statute of limitations has not expired.

c.	After Closing, the Company will timely file any returns and pay any outstanding income Taxes owed by the Company related its operations and the related portion of the owners S corporation filings for tax year 2021.

d.	None of the Company or Seller are or will (to their knowledge) be subject to any audit, examination, investigation, litigation, or other proceedings in respect of Taxes by any taxing authority.

18.	Third-Party Contracts. All contracts with third-party payors were entered into by the Company in the ordinary course of business. The Company has properly charged and billed in accordance with the terms of those contracts in all material respects, including, where applicable, billing and collection.

19.	Full Disclosure. None of the representations and warranties made in this Agreement by Seller, or on behalf of Seller, contains or will contain any untrue statement of a material fact or omit any material fact the omission of which would be misleading.

20.	Compliance with Laws. The Company has complied with all, and is not in violation of any, federal, state, or local statute, law, or regulation. The Company has complied with all federal and state securities laws in connection with the offer, sale and distribution of its securities. The Company is not and will not be in violation of any term of its Articles of Incorporation or Bylaws, nor is or will the Company be in violation of or in default in any material respect under the terms of any mortgage, indenture, contract, agreement, instrument, judgment, or decree, the violation of which would have a Material Adverse Effect on the Company.

21.	Title to Common Stock. Seller is the sole record and beneficial owner of the Common Stock of the Company and has sole dispositive authority with respect to the Common Stock of the Company. Seller has not granted any person a proxy with respect to the Common Stock of the Company that has not expired or been validly withdrawn. The sale and delivery of the Common Stock to Purchaser pursuant to this Agreement will vest in Purchaser legal and valid title to the Common Stock, free and clear of all liens, security interests, adverse claims or other encumbrances of any character whatsoever.

22.	Employee Benefit Plans. The Company has no “employee benefits plans” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or any other employee benefit plan not governed by, or defined in ERISA, including but not limited to deferred compensation plans, stock options, stock appreciation rights, incentive or bonus or any other similar plan.

23.	Conduct of Business. Prior to the Closing, Seller will cause the Company to not:

a.	Amend its Articles of Incorporation or bylaws or equivalent organizational documents unless agreed to by Purchaser;

b.	Issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including but not limited to stock appreciation rights or phantom stock), of the Company;

c.	Declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock ;

d.	Acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division or line of business;

e.	[ Intentionally omitted. ]

f.	Transfer, sell, lease, mortgage, or otherwise dispose of or subject to any lien any of its assets, other than in the ordinary course of business consistent with past practice;

g.	Except as may be required as a result of a change in law or in generally accepted accounting or actuarial principles, make any change to the accounting practices or principles or reserving or underwriting practices or principles used by it or change the amount of its working capital from the prior 12 months;

i.	Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;

j.	Fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies covering the Company or its properties, assets and businesses or comparable replacement policies;

k.	Authorize or make any capital expenditures;

l.	(i) Make any material Tax election or settle or compromise any material federal, state, local or foreign Tax liability, change any annual tax accounting period, change any material method of Tax accounting, enter into any closing agreement relating to any Tax, or surrender any right to claim a Tax refund or (ii) consent, without providing advance notice to Purchaser, to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

m.	Reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, stock options or debt securities;

n.	(i) Repay or retire any indebtedness for borrowed money (except all amounts due under the Company’s existing lines of credit) or repurchase or redeem any debt securities; (ii) incur any indebtedness for borrowed money (including pursuant to any commercial paper program or credit facility of the Company) or issue any debt securities; or (iii) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person;

o.	Enter into or renew, extend, materially amend or otherwise materially modify (i) any contract of the Company in which the Company aggregate liability exceeds $10,000 (the “Company Material Contracts”) or (ii) any other contract or agreement which involves the Company incurring a liability in excess of $10,000 and which is not terminable by the Company without penalty upon one year or less notice (other than contracts entered into in the ordinary course of business consistent with past practice that are not Company Material Contracts);

p.	Except to the extent required under this Agreement or pursuant to applicable law, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of officers and employees of the Company in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans or enter into, or amend, any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company, or establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, welfare, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, except for any plan amendments to comply with Section 409A of the Code (provided that any such amendments shall not materially increase the cost of such plan to the Company);

q.	Grant any license with respect to the Company’s intellectual property;

r.	Take any action or omit to take any action that would reasonably be expected to cause any intellectual property used or held for use in its business to become invalidated, abandoned or dedicated to the public domain;

s.	Pay, discharge or satisfy any claims, liabilities or obligations (absolute accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice; provided, however, that Seller will cause the Company to pay off all existing lines of credit on or before the Closing;

t.	Enter into any material contract or commitment (including, without limitation, any contracts with employees, officers, directors, stockholders or consultants), or violate, breach, cause a default, compromise (or take any action which would reasonably lead to any of the foregoing) or amend or otherwise modify or waive any of the terms of any of its material contracts (including, without limitation, any contracts, agreements or understandings with employees, officers, directors, stockholders or consultants) other than in the ordinary course of business;

u.	Enter into any contract, commitment or agreement (i) which grants any third party exclusive rights, (ii) which provides any third party with equity, as compensation or otherwise, or (iii) with any third party which could reasonably be deemed to be a competitor of Purchaser;

v.	Materially reduce the amount of any insurance coverage provided by existing insurance policies;

w.	Terminate or waive any right of any material or substantial value;

x.	Grant any severance or termination pay: (i) to any director or officer or (ii) to any other employee or consultant; or

y.	Write up, write down or write off the value of any assets or revalue any of its assets.

CONDITIONS TO CLOSING

24.	Conditions to Closing. The obligations of the Purchaser to purchase the Common Stock at the Closing are subject to the fulfillment to its satisfaction, on or prior to the Closing, of the following conditions, any of which may be waived in accordance with the provisions hereof:

24.1.	Representations and Warranties Correct; Performance of Obligations. The representations and warranties made by Seller in this Agreement shall be true and correct when made and at the Closing. The Company business and assets shall not have been materially adversely affected in any way prior to the Closing. Seller shall have performed in all material respects all obligations and conditions herein required to be performed or observed by it on or prior to the Closing.

24.2.	Consents and Waivers. The Seller shall have obtained in a timely fashion all consents, permits and waivers necessary or appropriate for consummation of the transactions contemplated by this Agreement.

24.3.	Lines of Credit. At or before Closing, Seller will cause all amounts due and owing under the Company’s existing lines of credit to be paid in full. Seller shall provide a release or pay-off letter to Purchaser reflecting such payment in full.

COVENANT NOT TO COMPETE

25.	Non-Compete Obligations. In further consideration of the payments and other obligations of the Purchaser to the Seller pursuant to this Agreement, and in order to preserve the goodwill of the Company, the Seller hereby covenants and agrees to the following provisions:

a.	For a period of five (5) years from the Closing Date (the “Restricted Period”), Seller shall not (A) invest in or otherwise take advantage of, directly or indirectly, any new business opportunity in the information technology industry (the “Industry”), (B) accept employment with a company or business in the Industry, (C) directly or indirectly own, operate, advise, manage, carry on, establish, acquire control of, invest in or have an interest (in the capacity of a shareholder, partner, principal, consultant, or any other relationship or capacity) in, any business that engages or participates in the Industry.

b.	Seller covenants and agrees that during the Restricted Period, Seller will not, directly or indirectly, either individually or as a principal, partner, agent, consultant, contractor, employee or as a director or officer of any corporation or association, or in any other manner or capacity whatsoever, except on behalf of the Company, solicit, or attempt to solicit, on behalf of any individual or entity other than the Company, products, services, or investments competitive with products, services, or investments sold by the Company, from the Company’s clients, suppliers, customers, or investors. Seller further agrees that during the Restricted Period, Seller will not, except on behalf of the Company, either directly or indirectly, or by acting in concert with others, solicit or influence any Company employee to leave the Company’s employment.

INDEMNIFICATION

26.	Indemnification.

26.1.	By Seller. Subject to the other terms and conditions of this section, Seller shall indemnify and defend the Purchaser against, and shall hold the Purchaser harmless from and against, any and all losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable attorneys’ fees (collectively, “Losses”), incurred or sustained by, or imposed upon, the Purchaser based upon, arising out of, or with respect to:

a.	any breach of any of the representations or warranties of Seller contained in this Agreement, or any schedule, certificate, or exhibit related thereto, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

b.	any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Seller pursuant to this Agreement, or any schedule, certificate, or exhibit related thereto.

26.2.	By Purchaser. Subject to the other terms and conditions of this section, Purchaser shall indemnify and defend the Seller against, and shall hold the Shareholder harmless from and against, any and all Losses, incurred or sustained by, or imposed upon, the Seller based upon, arising out of, or with respect to:

a.	any breach of any of the representations or warranties of Purchaser contained in this Agreement, or any schedule, certificate, or exhibit related thereto, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

b.	any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Purchaser pursuant to this Agreement, or any schedule, certificate, or exhibit related thereto; or the operation of the Company on and after Closing.

27.	Other Remedies. The forgoing indemnification provisions are in addition to, and not derogation of, any statutory, equitable or common law remedy any Party may have for breach of representation, warranty, covenant or agreement.

MISCELLANEOUS

28.	Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia, without regard to the conflicts of laws principles thereof, and shall be binding, upon the Parties hereto and their respective successors and assigns.

29.	Arbitration. Any controversy or claim arising out of, or relating to, this Agreement, or the making, performance, or interpretation thereof, shall be settled by arbitration in the metropolitan area of Minneapolis-St. Paul, Minnesota, in accordance with the Rules of the American Arbitration Association then existing, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.

30.	Exclusivity. The Seller agrees and represents to Purchaser that during the period between the date of this Agreement and the Closing Date, Seller will not negotiate with any other person other than the Purchaser for the sale of Common Stock and has not and will not undertake or continue acquisition discussions with any other person.

31.	Captions and Headings. The article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

32.	No Oral Change. This Agreement and any provision hereof may not be waived, changed, modified, or discharged orally, but only by an agreement in writing signed by the Party against whom enforcement of any waiver, change, modification, or discharge is sought.

33.	Non-Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the Party against whom such waiver is charged. In addition, (i) the failure of any Party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any Party of one breach by another Party shall be construed as a waiver with respect to any other or subsequent breach.

34.	Entire Agreement. This Agreement, including any and all attachments hereto, if any, contains the entire Agreement and understanding between the parties hereto and supersedes all prior agreements and understandings, whether written or oral.

35.	Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the Party to whom notice is to be given or sent via e-mail with return receipt requested, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, or on the second day if faxed. All notice shall be sent to the following address for each Party or to such other address as such Party shall specify in writing:

If to Seller:

Cassandra J. Rogers

Daniel Rogers

2550 48th Street West

Webster, MN 55088

E-Mail: danielrogers2550@gmail.com

If to Purchaser:

Futuris Company

Attn: Kalyan Pathuri 22

Baltimore Road

Rockville, MD 20850

E-mail: kpathuri@futuris.company

36.	Binding Effect. This Agreement shall inure to and be binding upon the heirs, executors, personal representatives, successors and assigns of each of the parties to this Agreement.

37.	Effect of Closing. All representations, warranties, covenants, and agreements of the Parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in it, shall be true and correct as of the Closing Date and shall survive the Closing of the transactions contemplated by this Agreement.

38.	Counterpart Signatures. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

39.	Severability. In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby.

40.	Further Assurances. From and after the date of this Agreement, upon the request of the Purchaser or Seller, Purchaser and Seller shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

41.	Legal Representation. All Parties acknowledge and agree that: (a) the Parties are executing this Agreement voluntarily and without any duress or undue influence; (b) the Parties have carefully read this Agreement and have asked any questions needed to understand the terms, consequences, and binding effect of this Agreement and fully understand them; and (c) the Parties have sought the advice of an attorney of their respective choice if so desired prior to signing this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties hereto as of the date first above written.

PURCHASER:

FUTURIS COMPANY

By:	/s/ Kalyan Pathuri
Name:	Kalyan Pathuri
Title:	President

SELLER:

CASSANDRA J. ROGERS

By:	/s/ Cassandra Rogers
Cassandra Rogers